

November 14, 2011

Via Email

Marc H. Bell
Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

>   **Re:** **FriendFinder Networks Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 18, 2011**
>   **File No. 333-177360**

Dear Mr. Bell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your interim financial statements and corresponding disclosure. See Rule 3-12 of Regulation S-X.

Selling Securityholders, page 39

2. Please revise throughout to disclose the person or persons who have sole or shared voting or investment power over the securities owned by the legal entity selling security holders. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

3.   We note your disclosure that Thornburg Strategic Income Fund is an affiliate of a broker-dealer. Please revise to state, if true, that: (i) Thornburg Strategic Income Fund purchased in the ordinary course of business, and (ii) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. In addition, please tell us whether any of the other legal entity selling security holders are broker-dealers or affiliates of a broker-dealer.

4.   Several of the footnotes on pages 40 through 46 and pages 145 through 146 contain disclaimers of beneficial ownership. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K and selling security holder disclosure pursuant to Item 507 of Regulation S-K are determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a); for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please revise to disclose who has voting and/or investment power over all securities listed. In addition, delete the disclaimers or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

5.   Footnote 2 on page 42 states that the number of shares listed for resale in the Non-Cash Pay Notes section is the number of shares of common stock underlying the Non-Cash Pay Notes and does not include any shares of common stock not underlying the Non-Cash Pay Notes that are being registered for resale in the "free-standing" common stock section of the selling securityholders table. Footnote 1 on page 45 similarly discloses that the number of shares listed for resale in the "free-standing" common stock section does not include shares underlying the Non-Cash Pay Notes listed in the Non-Cash Pay Notes section of the selling securityholders table. The "Number of Shares of Common Stock Owned After This Offering" and the "Percentage of Shares of Common Stock Owned After This Offering" columns of these two sections, however, do not include similar disclosure. In that regard, we note that the Andrew B. Conru Trust beneficially owns 8,860,991 shares of common stock and all are being registered for resale, including 5,480,112 shares of common stock underlying the Non-Cash Pay Notes and 3,380,879 "free-standing" shares of common stock. The tabular disclosure in the last two columns on pages 41 and 44, however, each make it appear as if the Andrew B. Conru Trust is not registering all of its shares of common stock for resale. Please revise to add clarifying disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, including Business
Combinations, page 79

6.   We note that your market capitalization has significantly declined below net book value
        subsequent to December 31, 2010. Please explain to us how you determined that this
        decline was not a triggering event requiring you to reassess your goodwill for impairment
        pursuant to ASC 350-20-35-30.

7.   The decline in fair value appears to be a known uncertainty with respect to your goodwill
        valuation. Consider revising to add the following disclosure related to goodwill in order
        to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires
        description of known uncertainties. MD&A should address material implications of
        uncertainties associated with the methods, assumptions and estimates underlying your
        goodwill critical accounting policy estimates. In this regard, tell us how your disclosure
        has addressed or will be revised to address, the following considerations:

        •   The percentage by which fair value of your Internet reporting unit exceeded the
            carrying value determined at your most recent test;
        •   A description of the methods and key assumptions used and how the key assumptions
            were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible (e.g.,
            the valuation model assumes recovery from a business downturn within a defined
            period of time); and
        •   A description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

Consolidated Financial Statements

Note 8. Long-Term Debt, page F-9

8.   We note your disclosure in the fourth full paragraph on page F-12, and that you appear to
        be relying on Note 1 to Paragraph (f) of Rule 3-10 of Regulation S-X to omit the
        condensed consolidating financial information required by paragraph (f)(4) of Rule 3-10
        of Regulation S-X. Please tell us how you determined that each subsidiary is "100%
        owned." See Rule 3-10(h)(1) of Regulation S-X.

Note 16. Subsequent Events, page F-20

9.   Pursuant to ASC 805-10-50-4, please revise to provide the disclosure in ASC 805-10-50-2 for your acquisition of BDM Global Ventures Limited. Please ensure that you disclose the estimated purchase price, how you valued the common stock and warrants issued as consideration, and how you valued and will account for the put option. In your response, please provide us with the guidance considered for your accounting of the put option.

Recent Sales of Unregistered Securities, page II-12

10.   Please revise the last two paragraphs of this section to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Evan S. Jacobson for

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bradley Houser, Esq.
        Akerman Senterfitt